UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Blue Ocean Acquisition Corp
(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share
(Title of Class of Securities)

G1330L105
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G1330L105

1	Name of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
Apollo SPAC Fund I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY

4	CITIZENship or place of organization
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	sole voting power
0 shares
	6	shared voting power
2,070,602 shares
	7	sole dispositive power
0 shares
	8	shared dispositive power
2,070,602 shares
9	aggregate amount beneficially owned by each reporting person
2,070,602 shares
10	check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	percent of class represented by amount in row (9)
10.8%
12	type of reporting person (See Instructions)
PN

2

CUSIP No. G1330L105

1	Name of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
Apollo SPAC Management I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY

4	CITIZENship or place of organization
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	sole voting power
0 shares
	6	shared voting power
2,070,602 shares
	7	sole dispositive power
0 shares
	8	shared dispositive power
2,070,602 shares
9	aggregate amount beneficially owned by each reporting person
2,070,602 shares
10	check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	percent of class represented by amount in row (9)
10.8%
12	type of reporting person (See Instructions)
PN

3

CUSIP No. G1330L105

1	Name of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
Apollo SPAC Management I GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY

4	CITIZENship or place of organization
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	sole voting power
0 shares
	6	shared voting power
2,070,602 shares
	7	sole dispositive power
0 shares
	8	shared dispositive power
2,070,602 shares
9	aggregate amount beneficially owned by each reporting person
2,070,602 shares
10	check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	percent of class represented by amount in row (9)
10.8%
12	type of reporting person (See Instructions)
OO

4

CUSIP No. G1330L105

1	Name of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
Apollo Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY

4	CITIZENship or place of organization
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	sole voting power
0 shares
	6	shared voting power
2,070,602 shares
	7	sole dispositive power
0 shares
	8	shared dispositive power
2,070,602 shares
9	aggregate amount beneficially owned by each reporting person
2,070,602 shares
10	check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	percent of class represented by amount in row (9)
10.8%
12	type of reporting person (See Instructions)
PN

5

CUSIP No. G1330L105

1	Name of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
Apollo Capital Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY

4	CITIZENship or place of organization
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	sole voting power
0 shares
	6	shared voting power
2,070,602 shares
	7	sole dispositive power
0 shares
	8	shared dispositive power
2,070,602 shares
9	aggregate amount beneficially owned by each reporting person
2,070,602 shares
10	check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	percent of class represented by amount in row (9)
10.8%
12	type of reporting person (See Instructions)
OO

6

CUSIP No. G1330L105

1	Name of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
Apollo Management Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY

4	CITIZENship or place of organization
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	sole voting power
0 shares
	6	shared voting power
2,070,602 shares
	7	sole dispositive power
0 shares
	8	shared dispositive power
2,070,602 shares
9	aggregate amount beneficially owned by each reporting person
2,070,602 shares
10	check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	percent of class represented by amount in row (9)
10.8%
12	type of reporting person (See Instructions)
PN

7

CUSIP No. G1330L105

1	Name of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
Apollo Management Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY

4	CITIZENship or place of organization
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	sole voting power
0 shares
	6	shared voting power
2,070,602 shares
	7	sole dispositive power
0 shares
	8	shared dispositive power
2,070,602 shares
9	aggregate amount beneficially owned by each reporting person
2,070,602 shares
10	check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	percent of class represented by amount in row (9)
10.8%
12	type of reporting person (See Instructions)
OO

8

Item 1.	(a)	Name of Issuer
Blue Ocean Acquisition Corp

(b)	Address of Issuer’s Principal Executive Offices
2 Wisconsin Circle, 7th Floor
Chevy Chase, MD 20815

Item 2.	(a)	Name of Person Filing
This statement is filed by (i) Apollo SPAC Fund I, L.P. (“SPAC Fund I”); (ii) Apollo SPAC Management I, L.P. (“SPAC Management I”); (iii) Apollo SPAC Management I GP, LLC (“SPAC Management I GP”); (iv) Apollo Capital Management, L.P. (“Capital Management”); (v) Apollo Capital Management GP, LLC (“Capital Management GP”); (vi) Apollo Management Holdings, L.P. (“Management Holdings”); and (vii) Apollo Management Holdings GP, LLC (“Management Holdings GP”). The foregoing are collectively referred to herein as the “Reporting Persons.”

SPAC Fund I holds securities of the Issuer.

SPAC Management I serves as the investment manager for SPAC Fund I. The general partner of SPAC Management I is SPAC Management I GP.

Capital Management serves as the sole member of SPAC Management I GP. Capital Management GP serves as the general partner of Capital Management. Management Holdings serves as the sole member and manager of Capital Management GP, and Management Holdings GP serves as the general partner of Management Holdings.

	(b)	Address of Principal Business Office or, if none, Residence
The principal office of SPAC Fund I is One Manhattanville Road, Suite 201, Purchase, New York 10577. The principal office of each of SPAC Management I, SPAC Management I GP, Capital Management, Capital Management GP, Management Holdings, and Management Holdings GP is 9 W. 57th Street, 43rd Floor, New York, New York 10019.

	(c)	Citizenship
SPAC Fund I is a Cayman Islands exempted limited partnership. SPAC Management I GP, Capital Management GP, and Management Holdings GP are each a Delaware limited liability company. SPAC Management I, Capital Management, and Management Holdings are each a Delaware limited partnership.

	(d)	Title of Class of Securities
Class A ordinary shares, par value $0.0001 per share.

	(e)	CUSIP Number
G1330L105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.

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Item 4.	Ownership.
Beneficial ownership information is reported as of December 31, 2022. The Class A ordinary shares, par value $0.0001 per share (“Class A ordinary share”) reported herein include shares held in the form of Class B ordinary shares, par value $0.0001 per share (“Class B ordinary shares”). The Class B ordinary shares will automatically convert into Class A ordinary shares concurrently with or immediately following the Initial Business Combination, or earlier at the option of the holder thereof, on a one-for-one basis, subject to adjustment, as described in more detail in the Issuer’s Prospectus filed with the SEC on December 2, 2021.

(a) Amount beneficially owned:

SPAC Fund I	2,070,602
SPAC Management I	2,070,602
SPAC Management I GP	2,070,602
Capital Management	2,070,602
Capital Management GP	2,070,602
Management Holdings	2,070,602
Management Holdings GP	2,070,602

SPAC Management I, SPAC Management I GP, Capital Management, Capital Management GP, Management Holdings and Management Holdings GP, and Messrs. Scott Kleinman, James Zelter and Marc Rowan, the managers, as well as executive officers, of Management Holdings GP, each disclaims beneficial ownership of all securities included in this report, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(b)	Percent of class:

SPAC Fund I	10.8%
SPAC Management I	10.8%
SPAC Management I GP	10.8%
Capital Management	10.8%
Capital Management GP	10.8%
Management Holdings	10.8%
Management Holdings GP	10.8%

The percentages are based on 18,975,000 Class A ordinary shares outstanding as of November 14, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 14, 2022. The percentages also take into account the conversion of 175,000 Class B ordinary shares held by the reporting persons.

10

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

0 for all Reporting Persons

(ii)	Shared power to vote or to direct the vote:

SPAC Fund I	2,070,602
SPAC Management I	2,070,602
SPAC Management I GP	2,070,602
Capital Management	2,070,602
Capital Management GP	2,070,602
Management Holdings	2,070,602
Management Holdings GP	2,070,602

(iii)	Sole power to dispose or to direct the disposition of:

0 for all Reporting Persons

(iv)	Shared power to dispose or to direct the disposition of:

SPAC Fund I	2,070,602
SPAC Management I	2,070,602
SPAC Management I GP	2,070,602
Capital Management	2,070,602
Capital Management GP	2,070,602
Management Holdings	2,070,602
Management Holdings GP	2,070,602

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

[The remainder of this page is intentionally left blank.]

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2023

APOLLO SPAC FUND I, L.P.

By:	Apollo SPAC Management I, L.P.,
its investment manager

	By:	Apollo SPAC Management I GP, LLC,
its general partner

		By:	/s/ William Kuesel
		Name:	William Kuesel
		Title:	Vice President

APOLLO SPAC MANAGEMENT I, L.P.

By:	Apollo SPAC Management I GP, LLC,
its general partner

	By:	/s/ William Kuesel
	Name:	William Kuesel
	Title:	Vice President

APOLLO SPAC MANAGEMENT I GP, LLC

By:	/s/ William Kuesel
Name:	William Kuesel
Title:	Vice President

APOLLO CAPITAL MANAGEMENT, L.P.

By:	Apollo Capital Management GP, LLC,
its general partner

	By:	/s/ William Kuesel
	Name:	William Kuesel
	Title:	Vice President

12

APOLLO CAPITAL MANAGEMENT GP, LLC

By:	/s/ William Kuesel
Name:	William Kuesel
Title:	Vice President

APOLLO MANAGEMENT HOLDINGS, L.P.

By:	Apollo Management Holdings GP, LLC,
its general partner

	By:	/s/ William Kuesel
	Name:	William Kuesel
	Title:	Vice President

APOLLO MANAGEMENT HOLDINGS GP, LLC

By:	/s/ William Kuesel
Name:	William Kuesel
Title:	Vice President

13